

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

<u>Via U.S. Mail</u>

John B. Hofman
President, Secretary, and Treasurer
Grote Molen, Inc.
322 West Griffith Road
Pocatello, Idaho 83201

      RE: **Grote Molen, Inc.**
              Amendment No. 2 to the Registration Statement on Form 10/A
              Filed August 12, 2010
              File No. 000-53979

Dear Mr. Hofman:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        /s/ Paul Fischer
                        for Larry Spirgel
                        Assistant Director

cc: <u>Via facsimile to 801-214-9701</u>
        Mark N. Schneider, Esq.